December 10, 2007	Christina L. Novak T: (703) 456-8562
cnovak@cooley.com
VIA EDGAR AND ELECTRONIC TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Gladstone Capital Corporation
Post-Effective Amendment No. 5 to
Registration Statement on Form N-2
(File No. 333-143027)

Ladies and Gentlemen:

        On behalf of Gladstone Capital Corporation (the "Company") transmitted herewith for filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), is: Post-Effective Amendment No. 5 to the Company's Registration Statement (the "Registration Statement") on Form N-2, together with all exhibits thereto, relating to the proposed public offering of up to $300,000,000 of common stock and debt securities.

        If you have any questions or comments with regard to the foregoing, please do not hesitate to call either the undersigned at (703) 456-8562 or Darren K. DeStefano, Esq., of this office at (703) 456-8034.

Very truly yours,

/s/ Christina L. Novak Christina L. Novak, Esq.

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